      DUNDEE CORPORATION

         MANAGEMENT'S DISCUSSION AND ANALYSIS

       MARCH 31, 2006

DUNDEE CORPORATION

Management's Discussion and Analysis

Dundee Corporation (the "Company" or "Dundee Corporation") is primarily a holding company that, through a variety of business activities and investments, is dedicated to wealth management, real estate and resources.  Certain of these activities are carried out directly, through wholly or partially owned subsidiaries, while others are undertaken through equity accounted or portfolio investment holdings.  Dundee Corporation's portfolio investment holdings include publicly listed and private companies in a variety of sectors, as well as investments in highly liquid securities such as mutual funds.

This interim Management's Discussion and Analysis has been prepared with an effective date of May 10, 2006 and provides an update on matters discussed in, and should be read in conjunction with, the Company's Management's Discussion and Analysis as at and for the year ended December 31, 2005.  Financial data has been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").  All amounts are in Canadian dollars, unless otherwise specified.

SIGNIFICANT INVESTMENTS AND OPERATING SEGMENTS

The following table lists the more significant investments in our portfolio as at March 31, 2006, including our percentage ownership interest, the accounting treatment used to account for our investment, the book value of the investment at March 31, 2006 (other than for consolidated subsidiaries), and the market values for investments that are publicly listed securities, determined using quoted trading prices.

(in thousands of dollars except percentage amounts)
	Period end %	Accounting	Book	Market
Investment Holding	Owned	Treatment	Value	Value
Wealth Management Segment
Dundee Wealth Management Inc.	62%	Consolidation	N/A	$774,700
Dundee Wealth Bank	100%	Consolidation	N/A	N/A
Real Estate Segment
Dundee Realty Corporation	86%	Consolidation	N/A	N/A
Dundee Real Estate Investment Trust	31%	Equity	$151,500	245,700
Resources Segment
Eurogas Corporation	51%	Consolidation	N/A	87,300
Dundee Precious Metals Inc.	21%	Equity	64,100	143,200
Breakwater Resources Ltd.	19%	Equity	40,900	127,300

Wealth Management

The wealth management segment consists of the operations of our subsidiary, Dundee Wealth Management Inc. ("Dundee Wealth") (www.dundeewealth.com).  Dundee Wealth carries on its business through its 84% owned subsidiary, DWM Inc. ("DWM") and through operating subsidiaries of DWM.  Dundee Wealth reports its operations through two business segments, investment management operations and brokerage operations.  Brokerage operations include both financial advisory and capital markets activities.  Our wealth management segment also includes operations from domestic and international banking activities.  Domestic banking activities are conducted through our wholly owned subsidiary, Dundee Wealth Bank, which commenced operations on July 8, 2005.  International banking activities are conducted through our wholly owned subsidiary, The Dundee Bank, which is located in the Cayman Islands.

DUNDEE CORPORATION

Real Estate

The real estate segment includes the operations of our 86% interest in Dundee Realty Corporation ("Dundee Realty"), a company operating primarily in the land and housing business.  Land and housing activities are supplemented by a portfolio of select income generating properties owned directly by Dundee Realty, and by Dundee Realty's 31% interest in Dundee Real Estate Investment Trust ("Dundee REIT") (www.dundeereit.com).

Resources

Activities in our resources segment are carried out through Dundee Resources Limited ("Dundee Resources"), a wholly owned subsidiary.  Our principal resource investment is our 51% interest in Eurogas Corporation ("Eurogas") (www.eurogascorp.com), an oil and gas company that carries on exploration, development, acquisition and natural gas storage activities and has interests in Spain and Tunisia.  The resources segment also includes our 21% interest in Dundee Precious Metals Inc. ("Dundee Precious") (www.dundeeprecious.com), our 19% interest in Breakwater Resources Ltd. ("Breakwater") (www.breakwater.com) and our interests in Corona Gold Corporation and Valdez Gold Corporation, all of which are accounted for by the equity method.  We also hold several other investments in public and private companies in the resource sector.

Other Investments and Corporate Costs

Our remaining investments and the operating results from these investments have been included in the other investments and corporate costs segment.  These investments include both publicly traded and private companies in a variety of sectors as well as highly liquid securities such as mutual funds.  These investments may be accounted for by the equity method if they are subject to significant influence.  Otherwise, they are accounted for at cost1.  This segment also includes general corporate overhead costs, including stock based compensation costs, which are not specifically allocated to any operating division.

PERFORMANCE MEASURES AND BASIS OF PRESENTATION

We believe that important measures of our operating performance, and the operating performance of our subsidiaries, include certain measures that are not defined under Canadian GAAP and as such, may not be comparable to similar measures used by other companies.  Throughout this discussion, there will be references to the following performance measures which management believes are relevant in assessing the economics of our business:

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"AUM" or "Assets under Management" represent the period-end market value of client assets managed by Dundee Wealth on a discretionary basis and in respect of which Dundee Wealth earns investment management fees and, in certain cases, performance fees.  AUM are not reflected on our balance sheet.

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"AUA" or "Assets under Administration" represent the approximate period-end market value of client assets administered by Dundee Wealth and in respect of which Dundee Wealth earns commissions, trailer service fees and administrative or other similar fees.  AUA are not reflected on our balance sheet.

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"EBITDA" represents earnings before interest, taxes, depreciation and amortization.  We use this measure as a supplement to net earnings and cash flows, primarily in our wealth management segment.

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"Operating Earnings before Interest, Taxes and Other Non-Cash Items" or "Operating EBITDA" and "Operating Earnings" are set out in the consolidated statements of operations of the Company.  While these measures are non-GAAP, the Company uses them as supplementary measures to net earnings.

ACCOUNTING POLICIES AND ESTIMATES

Certain accounting policies are critical to understanding our results of operations and financial condition and some of these policies require us to make certain judgements and estimates on matters that are uncertain.  Changes in estimates may have a material impact on our financial results and condition.  Significant accounting policies are disclosed in note 1 to our audited consolidated financial statements as at and for the year ended December 31, 2005 ("2005 Audited Financial Statements") and a detailed description of the judgements and estimates involved in the application of these accounting policies is detailed in our management's discussion and analysis as at and for the year ended December 31, 2005.

DUNDEE CORPORATION

CONSOLIDATED RESULTS OF OPERATIONS

Three months ended MARCH 31, 2006 compared with the three months ended MARCH 31, 2005

Consolidated Net Earnings

Net earnings for the three months ended March 31, 2006 were $18.5 million or $0.74 per share compared with $22.2 million or $0.88 per share in the same period of 2005.  Net earnings in the first quarter of last year included a dilution gain of $13.0 million resulting primarily from a public offering completed by Dundee Wealth in the first quarter of that year.  By comparison, dilution gains resulting from issuances of shares in our subsidiaries during the first quarter of this year were $3.5 million.  Net earnings, adjusted for these dilution gains is illustrated in the following table.

(in thousands of dollars)
For the three months ended March 31,	2006	2005
Wealth management	$18,851	$7,395
Real estate	7,325	9,050
Resources	7,757	(15)
Other investments and corporate costs	(5,393)	(2,184)
Intersegment	818	818
	29,358	15,064
Income taxes	(14,445)	(5,830)
	$14,913	$9,234

Consolidated earnings, adjusted for dilution gains, increased in the first quarter of 2006, primarily as a result of strong growth of AUM in our wealth management division as well as higher trading profits and earnings from one of our equity accounted investees in the resources segment.  These earnings were partially offset by lower earnings in the real estate segment and higher overhead costs.  Results from our real estate division are, to a significant extent, project driven and may depend on the timing of the development of specific parcels of land.

A more comprehensive discussion of factors that affected each business segment is included under "Segmented Results of Operations."

Consolidated Earnings Per Share

Earnings available to Class A subordinate shares and class B common shares were $0.74 per share in the first three months of 2006 compared to $0.88 per share in the same period of 2005.  Details of the weighted average number of shares outstanding and the effect of dilutive securities to the calculation of earnings per share are illustrated in the table below.

(in thousands of dollars, except per share and share amounts)
For the three months ended March 31,	2006	2005
Net earnings available to Subordinate Share holders and
Class B Share holders	$18,460	$22,226
Weighted average number of shares outstanding	25,002,410	25,245,745
Basic earnings per share	$0.74	$0.88

Effect of dilutive securities to available net earnings	$(652)	$(305)
Effect of dilutive securities to weighted average number of shares outstanding	862,946	680,045
Diluted earnings per share	$0.69	$0.85

1 See "Future Accounting Changes".

DUNDEE CORPORATION

Corporate Investments

Other than our consolidated investments, all other investments are recorded as corporate investments on our consolidated balance sheets.  As at March 31, 2006, the market value of these corporate investments, excluding the value of our consolidated investments, was $714 million (December 31, 2005 - $567 million).  Market value is determined using quoted market values for listed securities and carrying values for non-quoted securities and debt instruments.

(in thousands of dollars)
		As at March 31, 2006		As at December 31, 2005
	Book	Market	Book	Market
	Value	Value	Value	Value
Equity accounted investments	$264,343	$499,265	$252,687	$394,261
Marketable securities	79,118	91,082	75,945	83,857
Other portfolio investments	63,895	123,627	58,742	88,485
	$407,356	$713,974	$387,374	$566,603

In the first quarter of 2006, we invested cash of $8.8 million into new investments or increasing existing positions.  In addition, we invested $5.0 million of distributions received from Dundee REIT.

The market value of our holdings may fluctuate significantly and may be subject to influences that are not directly under our control, including transactions initiated by some of our public investment holdings and general global capital market conditions.  Our portfolio activity will vary from period to period, depending on when we decide to sell a particular holding, resulting in investment gains and losses that may fluctuate significantly.

DUNDEE CORPORATION

SEGMENTED RESULTS OF OPERATIONS

(in thousands of dollars)						2006

	Wealth			Other Investments
For the three months ended March 31, 2006	Management	Real Estate	Resources	and Corporate Costs	Intersegment	TOTAL
REVENUES
Management and administration fees	$89,919	$-	$-	$-	$-	$89,919
Redemption fees	3,318	-	-	-	-	3,318
Financial services	107,636	-	-	686	(627)	107,695
Real estate revenue	-	39,165	-	-	-	39,165
Oil and gas sales, net of royalties	-	-	-	-	-	-
Investment income	1,740	-	161	2,424	(804)	3,521
	202,613	39,165	161	3,110	(1,431)	243,618
EXPENSES
Selling, general and administrative	63,257	2,051	272	3,176	(627)	68,129
Variable compensation	70,374	-	-	-	-	70,374
Trailer service fees	24,243	-	-	-	-	24,243
Operating costs, real estate	-	28,192	-	-	-	28,192
Operating costs, oil and gas properties	-	-	-	-	-	-
	157,874	30,243	272	3,176	(627)	190,938
OPERATING EBITDA	44,739	8,922	(111)	(66)	(804)	52,680
Amortization of deferred sales commissions	12,393	-	-	-	-	12,393
Depreciation, depletion and amortization	3,524	1,219	8	588	-	5,339
Interest expense	1,558	2,125	343	4,987	(1,622)	7,391
OPERATING EARNINGS (LOSS)	27,264	5,578	(462)	(5,641)	818	27,557
Equity earnings	-	2,071	8,002	248	-	10,321
Non-controlling interest	(8,413)	(324)	217	-	-	(8,520)
	$18,851	$7,325	$7,757	$(5,393)	$818	29,358
Dilution gains						3,547
Income taxes						(14,445)
NET EARNINGS FOR THE PERIOD						$18,460

(in thousands of dollars)						2005

	Wealth			Other Investments
For the three months ended March 31, 2005	Management	Real Estate	Resources	and Corporate Costs	Intersegment	TOTAL
REVENUES
Management and administration fees	$66,402	$-	$-	$-	$-	$66,402
Redemption fees	3,040	-	-	-	-	3,040
Financial services	88,280	-	-	700	(700)	88,280
Real estate revenue	-	44,074	-	-	-	44,074
Oil and gas sales, net of royalties	-	-	124	-	-	124
Investment income (loss)	590	-	(107)	2,396	(238)	2,641
	158,312	44,074	17	3,096	(938)	204,561
EXPENSES
Selling, general and administrative	56,379	1,996	825	2,632	(700)	61,132
Variable compensation	60,455	-	-	-	-	60,455
Trailer service fees	17,211	-	-	-	-	17,211
Operating costs, real estate	-	33,215	-	-	-	33,215
Operating costs, oil and gas properties	-	-	15	-	-	15
	134,045	35,211	840	2,632	(700)	172,028
OPERATING EBITDA	24,267	8,863	(823)	464	(238)	32,533
Amortization of deferred sales commissions	10,039	-	-	-	-	10,039
Depreciation, depletion and amortization	2,459	231	43	259	-	2,992
Interest expense	1,418	758	1	2,608	(1,056)	3,729
OPERATING EARNINGS (LOSS)	10,351	7,874	(867)	(2,403)	818	15,773
Equity earnings	-	1,538	541	219	-	2,298
Non-controlling interest	(2,956)	(362)	311	-	-	(3,007)
	$7,395	$9,050	$(15)	$(2,184)	$818	15,064
Dilution gains						12,992
Income taxes						(5,830)
NET EARNINGS FOR THE PERIOD						$22,226

DUNDEE CORPORATION

WEALTH MANAGEMENT SEGMENT

For the three months ended March 31, 2006, the wealth management division earned operating EBITDA of $44.7 million and net earnings before taxes and non-controlling interest of $27.3 million on revenues of $202.6 million.  This compares with operating EBITDA of $24.3 million and net earnings, before taxes and non-controlling interest of $10.4 million on revenues of $158.3 million in the same period of 2005.

Dundee Wealth Management Inc.

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RESULTS OF OPERATIONS

Dundee Wealth continued to show positive AUM growth in the first quarter of 2006, with AUM increasing by 12% to $21.6 billion from $19.3 billion at the end of December 2005 and 38% from $15.7 billion at the end of March 2005.  Both asset gathering activities and market appreciation contributed to growth in AUM during the period.  Assets of our Dynamic Funds represent approximately 3% of industry assets at March 31, 2006.  New assets gathered in this category during the first quarter of 2006 are equivalent to 7% of industry activity.  Dynamic Funds ranked sixth in the first quarter of 2006 in terms of net asset additions by all Canadian investment management firms as reported by The Investment Funds Institute of Canada.

Market appreciation added another $1.3 billion to growth in AUM during the first quarter of 2006 and represented approximately 60% of the growth in AUM during that period.

(in millions of dollars)
As at and for the year to date period ended	March 31,	December 31,	March 31,
	2006	2005	2005
Assets under management, January 1	$18,182	$13,803	$13,803
Net asset gathering activities	819	1,943	716
Market appreciation	1,345	2,436	354
Discretionary assets under management	1,228	1,117	807
Assets under management, end of period	$21,574	$19,299	$15,680

Assets under administration, end of period	29,333	27,807	26,305
Combined assets under management and administration, end of period	$50,907	$47,106	$41,985

Driven primarily by growth in AUM, management fee revenue increased by $22.0 million or 34% in the first quarter of 2006 compared to the same period of 2005.  At March 31, 2006, approximately $4.8 billion of our AUM were subject to management fee arrangements that include a performance fee component.  Performance fee revenue is contingent on market values as at the year-ends of the underlying fund portfolio or on rollovers of limited partnership assets and accordingly, are only recorded as revenue when such amounts have been finalized.

(in thousands of dollars)
For the three months ended March 31,	2006	% Change	2005
REVENUES
Management fees	$87,665	34%	$65,621
Performance fees	1,250	869%	129
Redemption fees	3,318	9%	3,040
Financial services	107,555	22%	88,313
Other	1,534	170%	569
	$201,322		$157,672

DUNDEE CORPORATION

Reported financial services revenue from Dundee Wealth's brokerage operations was $107.6 million for the first quarter of 2006, a 22% increase compared to $88.3 million for the same period in 2005.  In accordance with Canadian GAAP, to the extent that commissions or trailer service fees are paid by Dundee Wealth's investment management business to Dundee Wealth's financial advisory business, they are not reflected in the consolidated financial statements as they are eliminated as intercompany transactions.  In our case, these eliminations have been growing as Dundee Wealth's financial advisors are entrusting a larger percentage of their client AUA in investments managed by Dundee Wealth's investment arm.  This positive result has a negative impact on the consolidated financial statements due to the elimination of these intersegment revenues.  The amount of intersegment commissions and trailer service fee revenues that have been eliminated in these consolidated financial statements increased from $14.0 million in the first quarter of 2005 to $15.8 million in the first quarter of 2006.

Included in financial services revenue is approximately $14.9 million of corporate finance revenue generated by Dundee Securities Corporation ("Dundee Securities"), an increase of $5.7 million compared to the same period in 2005.  Dundee Securities is the brokerage subsidiary of Dundee Wealth.  During the first quarter of 2006, Dundee Securities participated in 60 (2005 - 54) public and private financing transactions which collectively raised approximately $3.8 billion (2005 - $5.6 billion).

In accordance with brokerage industry practice, securities owned and securities sold short are carried at market values, with changes in market values being reported through earnings.  These unrealized gains and losses are largely dependent on capital market conditions and therefore, revenue levels from this activity may vary significantly from period to period.  Principal trading revenue increased by $9.5 million to $12.6 million in the first quarter of 2006 compared with $3.1 million in the same period of 2005, reflecting strong capital market activities in the current quarter, primarily in the resources sector.

Operating expenses in Dundee Wealth before intersegment eliminations were $155.3 million in the first quarter of 2006, compared with $132.9 million in the same period of 2005.

(in thousands of dollars)
For the three months ended March 31,	2006	% Change	2005
EXPENSES
Selling, general and administrative	$60,647	10%	$55,197
Variable compensation	70,374	16%	60,455
Trailer service fees	24,243	41%	17,211
Subtotal	155,264	17%	132,863
Intersegment distribution fees	(627)	(10%)	(700)
Total	$154,637		$132,163

Selling, general and administrative costs in Dundee Wealth have increased from $55.2 million in the first quarter of 2005 to $60.6 million in the first quarter of 2006, including an increase of $3.5 million relating to the activities of Dundee Wealth's brokerage division.  Also included in this increase is approximately $1.0 million directly related to increased net asset gathering activities and higher revenues in Dundee Wealth's investment management division.  In addition, in an effort to streamline Dundee Wealth's products for efficiency and to maintain competitive expense ratios, non-recovered operating costs increased in the current quarter by approximately $1.6 million.

In February 2006, Dundee Wealth appointed Mr. James P. McClocklin and Mr. Daniel W. Brintnell, co-founders of Harrington Lane Inc. ("Harrington"), as co-Heads of the retail division of its brokerage business.  Mr. McClocklin and Mr. Brintnell have demonstrated a performance history of significantly growing the businesses of financial planners and financial advisors.  In their new roles, Mr. McClocklin and Mr. Brintnell will work on an exclusive basis with our network of financial advisors to provide even greater levels of service to clients.  In connection with these appointments, Dundee Wealth acquired Harrington, a professional advisory company that was formed in 2002 by Mr. McClocklin and Mr. Brintnell to provide authoritative education, strategy, training and ongoing advice for corporate executives, managers and professional advisors seeking to service the unique financial and lifestyle needs of wealthy Canadian families.

DUNDEE CORPORATION

The costs associated with the acquisitions of KL Nova Inc. in November 2005 and the subsequent acquisition of Harrington have been deferred and will be recognized as period expenses over five years.  The amortization of these costs has resulted in increased selling, general and administrative expenses in the current quarter.

Variable compensation costs increased by 16% or $9.9 million in the first quarter of 2006 compared with the same period of 2005.  In 2006, these costs represent approximately 66% of financial services revenue subject to variable compensation arrangements.  By comparison, variable compensation costs represented approximately 71% of financial services revenue in the first quarter of 2005.  Generally, certain principal trading revenues, including mark-to-market adjustments, earn a higher contribution margin than retail and institutional commission revenues.  The increase in overall contribution margin in the current quarter results from a shift in revenue sources which largely resulted from increased mark-to-market adjustments.

Trailer service fees are paid to brokers and financial advisors to assist them in providing ongoing services to their clients.  Trailer service fees are calculated as a percentage of the fair value of associated AUM.  Therefore, we expect to see increases in trailer service fee expense corresponding to increases in our average AUM during the period.  Dundee Wealth has experienced a modest increase in proportionate trailer service fee expense, primarily as a result of a higher average proportion of AUM in asset gathering activities being conducted on an initial sales charge basis, which generally pay a higher trailer service fee.

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CHANGES IN FINANCIAL CONDITION

Brokerage Related Balances

Client Accounts Receivable and Client Deposits and Related Liabilities - Client account balances in Dundee Wealth's brokerage subsidiary represent funds owing from or belonging to clients, and amounts that are pending settlement.  While these amounts may vary significantly on a day-to-day basis, they do not necessarily reflect any change to our financial position.  As at March 31, 2006, client accounts receivable were $487.7 million (December 31, 2005 - $361.9 million) and client deposits and related liabilities as at March 31, 2006, were $455.7 million (December 31, 2005 - $349.9 million).  In addition, in accordance with Canadian GAAP, these client balances are reported without netting of pending trades with a single counterparty if the settlement of such trades is not simultaneous.

Bank Indebtedness (Call Loan Facility) - Dundee Wealth's brokerage subsidiary has a call loan facility of $100 million with a Canadian chartered bank, secured by either unpaid client securities and/or securities borrowed or owned by the subsidiary.  The call loan facility is used primarily to facilitate the securities settlement process for both client and firm inventory positions and/or to finance margin account activity.  Similar to client account balances, amounts borrowed pursuant to this call loan facility may vary significantly on a day-to-day basis depending on securities trading activity, without necessarily representing a change to the Company's financial position.  Amounts borrowed pursuant to this call loan facility which, at March 31, 2006, totalled $17.5 million (December 31, 2005 - $33.2 million), are included in bank indebtedness.

Deferred Sales Commissions

The average commission rate paid on mutual fund asset gathering activities conducted on a deferred sales charge basis during the first quarter of 2006 was approximately 4.2% (2005 - 4.2%).  In the first quarter of 2006, we paid commissions aggregating $26.5 million (2005 - $24.8 million) which have been deferred for accounting purposes and which will be amortized over a five-year period.  Amortization of deferred sales commissions was $12.4 million in the first quarter of 2006 compared with $10.0 million in the same quarter of the prior year.  The contingent redemption fee receivable by Dundee Wealth if all assets sold on a deferred sales charge basis were redeemed at March 31, 2006 would be $284.2 million.

DUNDEE CORPORATION

Conversion of Preferred Shares by Dundee Wealth

On November 28, 2005, Dundee Wealth issued preferred shares with a value of $10 million in connection with the acquisition of KL Nova Inc.  These shares carried a mandatory redemption feature in the event that the shares were not converted to common shares of Dundee Wealth prior to their maturity date.  Consequently, at December 31, 2005, these preferred shares were classified as debt on our consolidated balance sheet.  In the first quarter of 2006, Dundee Wealth exercised its right to convert the preferred shares to common shares of Dundee Wealth.  Accordingly, in the first quarter of 2006, this debt has been reclassified to the non-controlling interest in Dundee Wealth.

Banking Activities

Dundee Wealth Bank

Dundee Wealth Bank began operations, initially on a controlled launch basis, immediately following receipt of its Order to Commence Business from the Office of the Superintendent of Financial Institutions ("OSFI") in July 2005.  We anticipate that Dundee Wealth Bank will offer a full range of personal banking services, including deposit and lending products, accessible directly through Internet and telephone banking or indirectly through financial advisors.  Current product offerings include a high interest savings account, long and short-term GICs and residential mortgages.  Further product offerings such as investment loans, RRSP products and debit cards are also being assessed.  Domestic banking activities will permit Dundee Wealth's network of independent financial advisors to offer their clients the benefits of a full suite of banking products and services.  Our vision is for Dundee Wealth Bank to become the bank of choice for independent financial advisors.

In the first quarter of 2006, net operating costs in Dundee Wealth Bank were $1.1 million.  As at March 31, 2006, client deposits at Dundee Wealth Bank had grown to $63.4 million (December 31, 2005 - $39.9 million) including: $26.9 million (December 31, 2005 - $16.7 million) in high yield savings and preferred interest chequing accounts; $5.2 million (December 31, 2005 - $8.3 million) in short-term redeemable GICs; and $31.3 million (December 31, 2005 - $14.9 million) in longer-term non-redeemable GICs.  Dundee Wealth Bank's residential mortgage portfolio amounted to $12.4 million (December 31, 2005 - $3.3 million).

International Banking and Fee Administration Activities

Revenues from international banking and fee administration activities were $1.2 million in the first quarter of 2006 compared with $0.6 million in the same period of 2005.  Increased revenues from operations continued to be adversely affected by the strong Canadian dollar exchange rate.  In the first quarter of 2006, international banking and administration activities reported negative earnings of $0.2 million compared with negative earnings of $0.5 million in the first quarter of 2005.

At March 31, 2006, client deposits at The Dundee Bank were US$3.2 million (December 31, 2005 - US$20.2 million) and AUA administered by our international group was US$23.6 billion (December 31, 2005 - US$21.7 billion).

Proposed Banking Transaction

In the first quarter of 2006, we agreed to sell our 100% interest in Dundee Wealth BHC, the parent company of Dundee Wealth Bank, to Dundee Wealth for cash consideration of approximately $25 million, subject to adjustments for costs incurred in Dundee Wealth BHC and its subsidiaries subsequent to December 31, 2005.  The transaction is subject to regulatory approval which is expected in the second quarter of 2006.

DUNDEE CORPORATION

REAL ESTATE SEGMENT

Our real estate division reported earnings before taxes of $7.3 million in the first three months of 2006 compared with $9.1 million in the same period of 2005.

Land and Housing Business

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RESULTS OF OPERATIONS

Margins from Land and Housing Operations

The real estate segment generated earnings of $11.0 million on revenues of $39.2 million in the first quarter of 2006, representing a contribution margin of 28%.  This compares with earnings of $10.9 million on revenues of $44.1 million or 25% in the same period of 2005.

(In thousands of dollars)
For the three months ended	2006				2005
March 31,	Revenue	Costs	Margin	% Margin	Revenue	Costs	Margin	% Margin
Revenue properties	$11,395	$8,222	$3,173	27.8%	$4,969	$3,191	$1,778	35.8%
Land	16,336	9,484	6,852	41.9%	13,785	9,017	4,768	34.6%
Housing and condominiums	9,542	9,144	398	4.2%	23,766	20,066	3,700	15.6%
Management fees	1,447	1,342	105	7.3%	1,302	941	361	27.7%
Other	445	-	445	N/A	252	-	252	N/A
	$39,165	$28,192	$10,973	28.0%	$44,074	$33,215	$10,859	24.6%

Revenue Properties - Margins earned from revenue properties were $3.2 million in the first quarter of 2006 compared with $1.8 million in the same period of 2005.  Our real estate division continues to benefit from certain strategic acquisitions made in late 2004 and during 2005.  Revenues from our Bear Valley ski resort investment in California, which was acquired in July 2005, and the four apartment buildings acquired in May 2005 have, on a combined basis, increased revenues in the current quarter by approximately $3.8 million compared to the same quarter of 2005.  This has resulted in increased contribution margins of $1.2 million.  Our investment in The Distillery Historic District has added another $2.2 million to revenues in this quarter compared to the first quarter of last year, but has reduced contribution margins in the current quarter by approximately $0.2 million.

Land - We continue to see strong demand for land inventory in Western Canada.  Revenues were especially strong in land parcel and single-family lots in Edmonton.  This has contributed to an overall increase in our gross margin on land sales from 35% in the first quarter of 2005 to 42% in the current quarter.

Housing and Condominiums - Revenue from sales of housing and condominium units decreased in this quarter to $9.5 million from $23.8 million in the first quarter of 2005.  In the first quarter of last year, we completed the sale of the Pantages condominium project in downtown Toronto, increasing revenues in that period by approximately $18 million.  We continue to develop town homes and single-family homes in our River Meadows project in Colorado.  Two of these units were sold in the fourth quarter of 2005 and an additional four units were sold in the first quarter of 2006.  The remaining six town homes and the two single-family homes have been pre-sold and are expected to close later this year.

DUNDEE CORPORATION

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CHANGES IN FINANCIAL CONDITION

Our real estate assets increased by approximately 6% since December 2005 to $242.9 million at March 31, 2006.

Real Estate Assets and Real Estate Debt

(in thousands of dollars)
	March 31, 2006	% Change	December 31, 2005
Land	$92,849	5%	$88,130
Housing and condominiums	57,042	8%	52,749
Revenue properties	93,037	6%	88,176
	$242,928		$229,055

Land Under Development and Land Held for Development - Our land inventory increased from $88.1 million at the end of 2005 to $92.8 million on March 31, 2006.  In January 2006, we acquired 213 acres of land in High River, Alberta at a cost of approximately $10.7 million.  In addition, we incurred development costs of approximately $6.9 million, predominantly in Regina and Edmonton.  We continue to look for opportunities to expand our land holdings in Western Canada and in the first quarter of 2006, we have made cash deposits of approximately $1.5 million towards potential 3,000 acre land assemblies which, if certain conditions are satisfied, would cost approximately $69.0 million.

Inventory of Housing and Condominiums - Overall, we continue to see a strong housing market and accordingly, we continue to develop our inventory of housing and condominiums.  Housing and condominiums inventory increased 8% to $57.0 million as at March 31, 2006 compared with $52.7 million on December 31, 2005.  Included in this increase are development costs of $6.8 million in Saskatoon and Regina.  Additionally, we have incurred development costs of $2.9 million on our Princeton project in Calgary and $1.7 million in other projects in Colorado.  We currently anticipate closing on these transactions late in 2006 or early 2007.

Revenue Properties -  In the first quarter of 2006, we acquired a 50% interest in Willows Golf Inc., a golf course located in Saskatoon, for approximately $2.1 million.  Combined with ongoing development costs, our inventory of revenue properties increased 6% in the first quarter of 2006 to $93.0 million from $88.2 million at December 31, 2005.

Real estate debt as at March 31, 2006 was approximately $126.5 million (December 31, 2005 ─ $121.2 million) divided among mortgages on revenue properties, land servicing loans, vendor take back financing of land purchases and housing construction loans.  Approximately $49.0 million (December 31, 2005 ─ $49.3 million) of aggregate debt in our real estate division is subject to a fixed, weighted average interest rate of 4.41% as at March 31, 2006 (December 31, 2005 - 4.42%) and matures between 2006 and 2017.  The remaining $77.5 million (December 31, 2005 ─ $71.9 million) of real estate debt is subject to a weighted average variable interest rate of 6.90% (December 31, 2005 ─ 7.16%).

In the first quarter of 2006, Dundee Realty arranged for a revolving operating facility which is available up to a formula-based maximum of $50 million.  The facility bears interest at prime plus 0.5% or at corporate Bankers' Acceptance rates.  The facility is secured by a general security agreement and a first charge against two of Dundee Realty's land parcels held in Calgary and Edmonton.

DUNDEE CORPORATION

Issuance of $100 million 5.85% Exchangeable Unsecured Subordinated Debentures

On June 22, 2005, we issued $100 million 5.85% exchangeable unsecured subordinated debentures which mature on June 30, 2015.  Each $1,000 exchangeable debenture can be exchanged, at the option of the holder, for 33.6134 units of Dundee REIT, subject to certain conditions.  This represents an exchange price of $29.75 per Dundee REIT unit.  To satisfy the conditions of the exchange, we have placed into escrow approximately 3.3 million units of Dundee Properties Limited Partnership ("DPLP"), each unit of which can be converted into a unit of Dundee REIT.  Interest on the debentures will be paid semi-annually on June 30 and December 31 of each year.  At March 31, 2006, the brokerage subsidiary of Dundee Wealth held $5 million of exchangeable debentures in their portfolio of brokerage securities owned.  This intercorporate holding has been eliminated in our consolidated financial statements.  Accordingly, our debentures are reported as $95 million rather than the $100 million full issuance.  In addition, during the first quarter of 2006, a former holder of exchangeable debentures exercised the conversion feature on $30,000 of debt.  We released 1,008 Dundee REIT units in satisfaction of the conversion feature, recognizing an associated gain on the disposition of the Dundee REIT units of approximately $3,000.

Under Canadian GAAP, the carrying value of the exchangeable debentures will be increased if the market value of the underlying Dundee REIT units exceed $29.75.  This change in the carrying value of the exchangeable debentures would be recorded as a charge to earnings, net of associated income tax effects, even though we would continue to hold the offsetting Dundee REIT investment.  As a result of this transaction, the Company's reported net earnings could vary significantly from period to period.

Dundee REIT

In the first quarter of 2006, Dundee REIT reported net earnings of $3.2 million compared with $3.7 million in the first quarter of 2005.  Included in our equity earnings of $2.1 million from Dundee REIT during the first three months of this year were $0.6 million of dilution gains following the conversion of $1.9 million of principal amount of convertible debentures issued by the Dundee REIT.  Equity earnings in the first quarter of 2005 were $1.5 million, including a dilution gain of $0.1 million.

Dundee REIT has realigned its portfolio over the past few years.  The realignment was intended to virtually eliminate the retail component of Dundee REIT's portfolio by selling high yielding but poor quality assets in order to achieve more predictable earnings that would result from acquiring high quality and dependable assets.  What has emerged is a strong national portfolio with a significant concentration in office buildings, particularly in Central and Western Canada.  In the first quarter of 2006, Dundee REIT acquired three properties for $31.4 million and, subsequent to the end of the quarter, acquired four additional properties for $57.7 million.  The acquisitions are consistent with Dundee REIT's strategy of becoming Canada's national office REIT.

We received distributions from Dundee REIT of $5.0 million in the first quarter of 2006 compared with $4.6 million in the same period of 2005.  We continue to elect to receive these monthly distributions in additional units and during the three months ended March 31, 2006, we received approximately 183,852 additional units in respect of these reinvestments.  At March 31, 2006, the Company held 8.3 million units of DPLP.  We also held 0.5 million units of Dundee REIT.  Collectively, this represents an interest of approximately 31%.  Approximately 3.3 million units have been pledged under the terms of our exchangeable debentures.  Assuming the conversion of our partnership units to Dundee REIT units, the market value of our total investment position at March 31, 2006 was $245.7 million, or $145.7 million net of the par value of our exchangeable debentures.

Proposed Real Estate Transactions

Internalization of Property Manager

Subsequent to March 31, 2006, Dundee Realty reached an agreement with a subsidiary of Dundee REIT to sell its 50% interest in Dundee Management Limited Partnership ("DMLP"), a property management and real estate advisory services company to both Dundee REIT and Dundee Realty.  Dundee REIT already owns the remaining 50% interest in DMLP and the transaction will give Dundee REIT 100% ownership in DMLP.

DUNDEE CORPORATION

The purchase price is approximately $13.3 million which will be paid through the issuance of 500,000 limited partnership units of DPLP.  The agreement features a price adjustment formula based upon future acquisitions to be completed by Dundee REIT on or before June 30, 2007, which provides for an adjustment of up to 50,000 limited partnership units above or below the 500,000 limited partnership units.

In conjunction with the transaction, DMLP and Dundee Realty agreed to extend the term of their agreement pursuant to which DMLP provides administrative and advisory services to Dundee Realty, for an additional five years to June 30, 2013.  Management expects the transaction to close in May 2006.

Acquisition of Office Portfolio in Calgary and $100 Million Bought Deal

On May 10, 2006, Dundee REIT announced that it acquired a portfolio of office properties in Calgary comprising over 800,000 square feet.  The transaction is expected to close in the second quarter of this year.  In connection with the acquisition, Dundee REIT entered into an agreement to issue 3,560,000 units at $28.10 per unit on a bought deal basis which is scheduled to close on or about June 8, 2006.  The transaction is subject to regulatory approval.

The issuance of Dundee REIT units pursuant to the bought deal described above will dilute our ownership interest in Dundee REIT to approximately 28%, after giving effect to the units of DPLP that we will receive on the sale of our interest in DMLP (see "Internalization of Property Manager").

Proposed Restructuring of Dundee Realty

Our Board of Directors has approved a proposed restructuring of Dundee Realty with its non-controlling management shareholder.  Pursuant to the restructuring, which has not yet been completed, we agreed to exchange certain of our common share ownership in Dundee Realty for preferred shares and the non-controlling management shareholder agreed to exercise his options to acquire new common shares.  Following these transactions, the non-controlling management shareholder's interest in Dundee Realty will be increased to 22%.  In addition, the non-controlling management shareholder will be granted an option through the issuance of a class of Dundee Realty shares that will enable him to acquire additional shares of Dundee Realty over a six year period at a cost of approximately $10.7 million, increasing the non-controlling management shareholder's interest to 30%, with Dundee Corporation holding 70%.  The option purchase will vest in equal annual installments over the six year period and is subject to the non-controlling management shareholder remaining an employee of the Company.  As part of the restructuring, a series of steps will be undertaken so that Dundee REIT will be separated from Dundee Realty at no cost and transferred into a new, wholly owned subsidiary of Dundee Corporation.

RESOURCES

Earnings before taxes and non-controlling interest in the resources segment increased to $7.5 million in the first quarter of 2006, almost entirely from our equity earnings in Breakwater.  This compares with a net operating loss before non-controlling interest of $0.3 million in the same period of 2005.  Operating results in our resources segment are derived primarily from our equity accounted investments and from dispositions of resource investments, as our main operating subsidiary, Eurogas, is focusing on the development of high-impact energy projects internationally and no longer has any production revenue.

Eurogas Corporation

Castor UGS Project (Spain)

Eurogas' Castor UGS Project entails the conversion of the abandoned Amposta oil field (located 21 kilometres off the eastern Mediterranean coast of Spain) to natural gas storage operations.  On March 31, 2006, the Castor UGS Project received a significant regulatory approval.  Spain's Council of Ministers approved the latest revision of the Spanish government's Electricity and Gas Infrastructure Plan which granted the Castor UGS Project an "A Urgent" category, the highest category available.  Category "A" means the project has been conditionally approved and "Urgent" means that the project is essential to maintain the integrity of the gas system or to meet rising gas demands.  This is an essential milestone in the overall regulatory approval process and means the Castor UGS Project has been accepted and recognized for eventual inclusion in Spain's natural

DUNDEE CORPORATION

gas system.  Additional regulatory approvals required include the Development Concession from Spain's Department of Energy and Environmental approval from the Ministry of the Environment.  Both of these applications are currently underway.

Eurogas submitted its application for a Development Concession during the current quarter and furthered its environmental approval from the Ministry of the Environment by submitting an Environmental Impact Study which addresses issues from the original Environmental submission made in August 2005.  In anticipation of receiving these two key regulatory approvals, Eurogas began its 2006 development program which will entail the Front End Engineering and Design ("FEED") study.  This is a set of key engineering documents that serve as a blueprint for the entire development project, including design, specifications, detailed cost estimates and project scheduling.  The FEED study is a major undertaking with an expected cost of $4 to $6 million and an expected completion date of early 2007.

During this quarter, Eurogas invested $1.2 million on its activities associated with the Concession application process and its 2006 development program described above.  During the same period of 2005, Eurogas invested $12.0 million on a 140 square km 3-D seismic program and the Castor #1 drilling program, both of which are currently being incorporated into a new study of the Amposta reservoir.  Eurogas holds a 72% working interest in the Castor UGS Project and a 100% interest in all hydrocarbons produced on the permit.

Sfax Permit (Tunisia)

Eurogas is conducting exploration programs for oil and natural gas in Tunisia.  Its 1.0 million-acre Sfax Permit is located in shallow Mediterranean waters off Tunisia's east coast in the Gulf of Gabes.  During the current quarter, Eurogas invested $0.3 million (2005 ─ $0.2 million) on the permit.  Eurogas holds a 45% working interest and is a non-operating partner in the permit.  Planned activities for 2006 include the drilling of a Ras El Besh development well (REB-3) anticipated for the third quarter of this year.

Resource Based Equity Accounted Investees

In the first quarter of 2006, equity earnings from resource investments were $8.0 million compared with $0.5 million earned in the same period of 2005.

Dundee Precious

In April 2006, Dundee Precious announced that it had entered into exploration and mining concession agreements with the Government of Serbia.  Using modern and systematic exploration methodology, Dundee Precious anticipates maximizing the value of its Serbian investments by capitalizing on synergies and similarities with its existing projects in Bulgaria, the prospective geology of which continues into Bulgaria from Serbia.  The exploration concession was granted for a three year period, is renewable for an additional two years, and includes mining rights which are granted for 25 years.  Dundee Precious has committed to an aggregate net smelter and concession royalty of 4%, a cash payment of US$4 million and significant exploration commitments, of which US$13.6 million will be incurred in the first year.

During the three months ended March 31, 2006, Dundee Precious reported net earnings of $3.6 million and we recorded equity earnings of $0.9 million.  At March 31, 2006, we held approximately 11.4 million shares of Dundee Precious with a market value of $143.2 million, representing a 21% interest.

Breakwater Resources

Breakwater is a base metals company that produces zinc, lead, copper and gold concentrates. Base metal prices have continued to rise over the first quarter of this year and are currently at record levels.  As a result, Breakwater's operating profit has increased from $4 million in the first quarter of 2005 to $13 million in the first quarter of this year.  Net earnings have increased from $4 million to $39 million as a result of the recognition of an income tax asset of $26 million in the first quarter of this year.  This asset has been recognized in anticipation of increased metal prices and resulting higher profitability.  Equity earnings from our investment in Breakwater were $7.2 million in the first quarter of 2006.

DUNDEE CORPORATION

In March 2006, we exercised our warrants to acquire 1,000,000 shares of Breakwater for $190,000.  At March 31, 2006, we held approximately 71.1 million shares of Breakwater with a market value of $93.1 million representing a 19% interest.  In addition, we held warrants to acquire an additional 30.8 million shares of Breakwater at $0.20 per share.

Valdez Gold Corporation ("Valdez")

During the first quarter of 2006, Valdez successfully completed a rights offering for the issuance of 15.2 million common shares at a price of $0.18 per share to raise gross proceeds of approximately $2.7 million.  Proceeds from the rights offering were used primarily to repay a demand loan that we had issued to Valdez in order for it to exercise 2.5 million warrants of Quest Capital Corporation at a price of $1.50 per share.

Dundee Corporation acquired 5.6 million shares under the rights offering.  In addition, we received 0.3 million shares with a value of $59,000 as consideration for providing a standby commitment to Valdez pursuant to which we would acquire up to 75% of shares not otherwise tendered under the rights offering.

At March 31, 2006, we held 25.9 million shares with a market value of $10.9 million. Equity losses from our investment in Valdez for the first quarter of 2006 were $106,000.

Corona Gold Corporation ("Corona")

At March 31, 2006, we held approximately 5.0 million shares of Corona with a market value of $2.5 million representing a 27% interest.  In the first quarter of 2006, we reported equity losses from our investment in Corona of $24,000.

Other Activities in Dundee Resources Limited ("Dundee Resources")

In mid-2005, our wholly owned subsidiary, Dundee Resources signed a letter of intent with American International Trading Corporation Inc. ("AITCO") to acquire a 50% equity interest in a wholly owned subsidiary of AITCO ("AITCO Barbados") for US$5 million.  Dundee Resources has also agreed to provide AITCO Barbados with a US$6 million line of credit.  The proceeds of this financing are being used by AITCO to evaluate and develop certain prospective tin mining projects in Bolivia (the "Projects").  At March 31, 2006, Dundee Resources had advanced US$2.5 million to AITCO to provide interim financing for the Projects.  Closing of this transaction is expected to be completed in the second quarter of 2006.

Dundee Resources is evaluating other Bolivian investment opportunities that may be conducted through AITCO Barbados.  It is anticipated that AITCO Barbados will spend the full US$11 million in equity and debt financing provided by Dundee Resources on the completion of pre-feasibility stage studies on the Projects over the next 12 to 18 months.  On May 1, 2006, the Bolivian Government announced a new decree which means Bolivia will regain ownership of oil and gas resources and take charge of their commercialization, relegating foreign companies to the status of operators.  While no similar action has been taken in respect of the mining industry, we will continue to monitor these events as part of our evaluation of future investment opportunities.

OTHER INVESTMENTS AND CORPORATE COSTS

Income from Corporate Investments

Dundee Corporation owns several other public and private investments.  Revenues from these investments include net realized gains on sales of investments, dividend and interest income.  Certain of these investments are accounted for using the equity method, which will result in the recognition of our proportionate interest in the operating results of the underlying investee.  Unrealized gains and losses on investments are not recognized in earnings until realized, although provisions for impairment in value are made when deemed appropriate1.

2 See "Future Accounting Changes".

DUNDEE CORPORATION

(in thousands of dollars)
For the three months ended March 31,	2006	2005
Investment income	$2,424	$2,396
Equity earnings	248	219
	$2,672	$2,615

Selling, General and Administrative

Generally, head office costs, including costs associated with corporate governance and related public company costs, are accumulated and reported as head office costs and are not allocated to other operating segments.  These costs were $3.2 million in the first three months of 2006 compared with $2.6 million in the same period of 2005.

Corporate Interest Expense

Corporate interest expense was $5.0 million in the first quarter of 2006 compared with $2.6 million in the same period of 2005.  The increase is primarily attributed to interest on our $100 million, 5.85% exchangeable unsecured subordinated debentures which were issued in June 2005.

OTHER CONSOLIDATED BALANCES AND CAPITAL STRUCTURE

Corporate Debt

$150 million 6.70% Unsecured Debentures  ─ Our $150 million, 6.70% unsecured debentures mature on September 24, 2007.  The debentures are unsecured, but place certain restrictions on us and on certain of our subsidiaries to incur additional secured debt.

Revolving Term Credit Facility  ─ At March 31, 2006, we had borrowed $89.5 million (December 31, 2005 ─ $83.6 million) against our $100 million revolving term credit facility with a Canadian chartered bank.  The Company has complied with all financial covenants required by the facility.

Income Taxes

Our net future income tax liability at March 31, 2006 was $89.7 million (December 31, 2005 - $89.1 million) including future income tax liabilities aggregating $149.2 million (December 31, 2005 - $148.7 million), offset by future income tax assets of $59.5 million (December 31, 2005 - $59.6 million).

Significant changes in future income tax balances during the first three months of 2006 were:

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An increase in future income tax liability of $1.4 million relating to Dundee Wealth's acquisition of customer relationships.  In accordance with Canadian GAAP, we are required to calculate and include the potential income tax liability that could be incurred in respect of our possible divestment of the customer relationships, whether or not the Company intends to do so.

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An increase in future income tax liability of $5.2 million associated with deferred sales commissions.  Commissions paid by Dundee Wealth are immediately deductible for income tax purposes, although we defer these expenses for accounting purposes, with amortization occurring over five years.

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A decrease in future income tax liabilities of $5.8 million mainly attributable to our investment in Dundee REIT.

The Company's effective income tax rate was 38% for the three months ended March 31, 2006, which is higher than the combined Canadian federal and provincial statutory income tax rate of 36% due primarily to non-tax deductibility of stock based compensation in certain of our operating subsidiaries.

DUNDEE CORPORATION

Non-Controlling Interest

Non-controlling interest increased from $386.0 million at the end of 2005 to $403.6 million at March 31, 2006.  Changes in the carrying value of non-controlling interests is detailed in the table that follows:

(in thousands of dollars)
	Dundee	Dundee
	Wealth	Realty	Eurogas	Total
Balance, beginning of year	$338,178	$10,056	$37,778	$386,012
Non-controlling interest in earnings	8,413	324	(217)	8,520
Dividends paid to non-controlling shareholders	(769)	-	-	(769)
Changes in cumulative foreign exchange adjustment	-	39	-	39
Transactions by non-controlling shareholders	10,931	(1,688)	583	9,826
Balance, end of period	$356,753	$8,731	$38,144	$403,628

Share Capital

At March 31, 2006, there were 24,003,362 Class A subordinate voting shares and 1,048,405 Class B common shares outstanding.  In December 2005, we issued a substantial issuer bid pursuant to which we offered to acquire up to 2.5 million Class A subordinate shares.  Approximately 71,623 Class A subordinate shares were tendered of which 71,110 Class A subordinate shares were cancelled in the first quarter of 2006 at $29.50 per share.

During the first quarter of 2006, we issued 1,745 Class A subordinate shares under the terms of our employee share purchase plan at a price of $33.45 per share.  We also issued 161,646 Class A subordinate shares on the exercise of options.  These options were exercised at an average exercise price of $15.79 per share.  Approximately 54,990 of these options were exercised immediately prior to their 10 year expiry date and a further 100,000 options were exercised by a former employee following his employment termination in the fourth quarter of 2005.  In addition to options exercised, we paid $1.5 million to cancel 150,806 options, the majority of which had been issued to former employees.  As at March 31, 2006 we had granted 1,579,548 options with a weighted average exercise price of $20.39 of which 1,126,048 options were exercisable, as holders had met the vesting criteria.

 Subsequent to March 31, 2006, we completed the following transactions in respect of our share capital:

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We cancelled a further 347 Class A subordinate shares in connection with our substantial issuer bid.  These shares had been tendered for cancellation in December 2005, but were pending provision of adequate documentation pursuant to the requirements of the substantial issuer bid.

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We issued 3,793 Class A subordinate shares on the redemption of deferred share units following the departure of a former director of the Company.

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We paid a further $1.2 million to cancel 73,500 options issued to former senior executives.

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

Significant Sources and Uses of Cash and Cash Equivalents

Cash and cash equivalents decreased from $413.3 million at the end of 2005 to $377.6 million as at March 31, 2006.  In addition to cash and cash equivalents, corporate investments with a carrying value of $79.1 million (December 31, 2005 - $75.9 million) and a market value at March 31, 2006 of $91.1 million (December 31, 2005 - $83.9 million) are redeemable funds managed by Dundee Wealth.

DUNDEE CORPORATION

Other significant changes in our cash position and significant uses or sources of cash since December 31, 2005 are detailed below:

Significant Cash Flows from Operating Activities

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Changes in operating cash flows from our brokerage and banking subsidiaries may vary significantly on a day-to-day basis, but do not necessarily reflect any change in our financial position, as previously noted.  Changes in client balances represented a cash outflow of $25.5 million in the first quarter of 2006 as compared to $8.5 million in 2005.  Trading in brokerage securities owned and brokerage securities sold short generated a cash outflow of $11.3 million in the first quarter of 2006, but had no significant impact on cash flows in the first quarter of 2005.  Consistent with changes in client account balances, amounts repaid on the call loan facility in Dundee Wealth's subsidiary resulted in a cash outflow of $15.7 million in the first quarter of 2006 compared with amounts borrowed generating a cash inflow of $12.7 million in the same period of 2005.

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Dundee Realty generated operating cash outflows of $3.7 million in the first three months of 2006 compared with operating cash outflows of $0.2 million in the same period of 2005.

Significant Cash Flows from Investment Activities

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During the first quarter of 2006, $26.5 million (2005 - $24.8 million) was utilized to finance deferred sales commissions.  Increases in sales commissions paid reflect higher levels of asset gathering activities in Dundee Wealth.

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During the first quarter of 2006, we invested $8.8 million (2005 - $3.8 million) in new investments or in acquiring an increased interest in existing positions.  Proceeds from sales of corporate investments were not significant in the first quarter of this year.  In the first quarter of 2005, we generated cash inflows of $38.9 million from sales of investments.

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Dundee Wealth disbursed cash of $3.9 million to complete certain acquisitions in the first quarter of this year.

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Real estate acquisitions and development activities required cash of $9.0 million in the first quarter of 2006.  This compares with $1.1 million of cash required in the same period of 2005.

Significant Cash Flows from Financing Activities

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During 2006, we paid $2.3 million to acquire our shares for cancellation under the terms of our substantial issuer bid. In addition, Dundee Wealth paid $0.2 million to acquire shares under its own normal course issuer bid.

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During 2006, our subsidiaries paid dividends of $0.8 million to non-controlling interests.

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We received cash of $2.6 million on subscriptions of Class A subordinate shares, including subscriptions on the exercise of stock options.

Our main operating subsidiaries in the wealth management segment function in a regulated environment and are therefore required to maintain levels of capital in liquid assets in accordance with regulatory requirements.  This may impact our ability to transfer cash resources within certain of our consolidated entities.  At March 31, 2006, all regulated entities complied with applicable regulatory capital requirements.

Cash Requirements

On an ongoing basis, the Company will require cash to support regulatory capital in its regulated subsidiaries, to support new business initiatives, to finance the sales commissions associated with new products, to develop our real estate inventory and our oil and gas properties, to meet the obligations under our other contractual commitments, and to finance interest payments on our debentures.  The potential success of our business initiatives may necessitate increased capital beyond anticipated levels.

We are responsible for funding ongoing OSFI capital requirements for our Schedule I bank.  These capital requirements are, amongst other things, a function of the deposit levels at the Dundee Wealth Bank.  As we expect our banking business to grow, it is contemplated that there will be a need to contribute additional capital to this subsidiary throughout the year.  We will closely monitor these and other capital requirements against available cash resources.

DUNDEE CORPORATION

Our intent is to continue to finance mutual fund sales commissions internally, thereby permitting us to retain all of the management fees associated with the new assets and to benefit from the tax deduction associated with the commission expense.  We continually assess alternative financing opportunities to meet the potential demand for funding of commissions that may result from a significant increase in mutual fund asset gathering activities.

Our real estate operations will require working capital to finance development of planned land and housing and condominium projects.  We are expecting to continue to invest in our real estate division in the remainder of 2006, and with existing projects under development not being completed until later years, we are budgeting for some periods of negative cash flow in this operating segment.

CONSOLIDATED QUARTERLY RESULTS

(in thousands of dollars, except per share amounts)

	2006	2005				2004
For the three months ended	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun

Revenues	$243,618	$345,282	$205,693	$178,125	$204,561	$188,280	$222,780	$199,267
Dilution gain (loss)	3,547	2,946	638	97	12,992	2,377	78	(837)
Net earnings	18,460	43,518	6,414	4,193	22,226	10,372	14,376	11,033

Earnings per share
Basic	$0.74	$1.74	$0.26	$0.17	$0.88	$0.41	$0.57	$0.44
Diluted	$0.69	$1.66	$0.24	$0.16	$0.85	$0.39	$0.55	$0.39

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Consistent with activity in the wealth management industry, the wealth management segment expects higher retail commissions and trailer service fee revenue in the first quarter of each year as this is the high-volume RRSP season.  Performance fees are only earned when they can be determined with certainty and may cause further variances in quarterly earnings.  In the fourth quarter of 2005, we reported $32.2 million of performance fee revenue compared with $7.8 million earned in the fourth quarter of 2004.  In the second quarter of 2004, revenues included a $26.8 million gain from the prepayment and termination of an investment management contract.

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Real estate operations are project driven.  Real estate revenue and associated real estate operating costs are only included in operations in periods where a development project is completed and sold.  Otherwise, these costs are deferred in real estate inventory.  In the third quarter of 2004, Dundee Realty completed the registration of the first tower of the Pantages condominium project in downtown Toronto.  In that quarter, we included revenues of $48.3 million and operating margins of $9.7 million from this project.  The second phase of the Pantages project, the Opus Tower, closed in the first quarter of 2005, generating revenues of approximately $18 million in that period.

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Weather conditions may also affect the operating results of our real estate division.  Arapahoe Basin and our 33% interest in Bear Valley, both ski resorts, do not operate in the summer months, reducing revenue from these properties during that period.  Development of land and single-family housing projects in Western Canada is generally most extensive in the second and third quarters of each year, with sales completed in the fourth quarter following completion.

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Investment income, which is included with revenues in the previous table, includes income earned from dispositions of our investment holdings.  Investment gains or losses are only recorded when we dispose of an investment and we therefore experience significant quarterly fluctuations in these amounts, depending on when we actually effect a disposition.

DUNDEE CORPORATION

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In the first quarter of 2005, Dundee Wealth completed a public offering, diluting our ownership interest in Dundee Wealth.  Accordingly, we recognized a dilution gain of approximately $13.0 million in that quarter.  Dilutions resulting from issuances of shares by our equity accounted investees are included as part of our share of earnings from these equity accounted investees.

FUTURE ACCOUNTING CHANGES

Financial Instruments

In January 2005, the CICA released CICA Handbook Section 3855, "Financial Instruments - Recognition and Measurement," and two related standards, Section 3865, "Hedges," and Section 1531, "Comprehensive Income."  These standards reflect the view that fair value, not historical cost, is the appropriate way for measuring financial instruments.  The new section is expected to be effective for the 2007 fiscal year.  Under the new standards, the only financial instruments that can be carried at historical cost are items such as trade receivables, trade payables and certain financial liabilities.  Otherwise, financial instruments should generally be classified as "trading," "held to maturity" or "available for sale."  Financial instruments that are classified as "held to maturity" should be carried at amortized cost.  Financial instruments which are designated as "trading" will be carried at fair value with changes in unrealized gains and losses included in net earnings.  Financial instruments that are designated as "available for sale" must also be stated at fair value, but unrealized gains and losses will be applied directly to shareholders' equity in a new category called "other comprehensive income", on a net of tax basis.  Realized gains and losses and impairments in values on "available for sale" securities will continue to be reflected through earnings.  Equity accounted investments will continue to be accounted for based on the principles of equity accounting.

Our corporate investments are carried at cost less any provision for other than temporary impairment, except for investments that are accounted for under the equity method.  On implementation of CICA Handbook Section 3855, certain of our investments that are carried at cost will be measured on our consolidated balance sheets at fair value.  We are currently assessing whether certain of our corporate investments meet the criteria of being designated as "available for sale" in which case the unrealized gain or loss in respect of these investments, net of tax, will be recognized through comprehensive income.  Otherwise, any unrealized gain or loss will be recognized in earnings.  We expect to adopt the requirements of CICA Handbook section 3855 on January 1, 2007.

CONTINGENCIES AND COMMITMENTS

There have been no substantive changes to the description and nature of contingencies and commitments from those described in note 12 to the 2005 Audited Financial Statements and the management's discussion and analysis as at and for the year ended December 31, 2005.

MANAGING RISK

No changes have been identified to risk factors affecting our business and our approaches to managing these risks from those described in our management's discussion and analysis as at and for the year ended December 31, 2005.

DUNDEE CORPORATION

FORWARD LOOKING STATEMENTS

This interim Management's Discussion and Analysis contains forward looking statements about the Company, including its business operations, strategy and expected financial performance and condition.  Forward looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions.  Such statements are based on the current expectations of management, and inherently involve numerous risks and uncertainties, known and unknown, including economic factors and the financial services industry, the real estate industry and the resources industry, generally.  These forward looking statements are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward looking statements made by the Company.  The risks, uncertainties and other factors that could influence actual results are described in the "Risk and Uncertainties" section of our Management's Discussion and Analysis as at and for the year ended December 31, 2005.  The forward looking statements that are contained in this report are made as of May 10, 2006, and, except as may be required by applicable law, the Company does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise.  The reader is cautioned not to place undue reliance on forward looking statements.

INFORMATION CONCERNING DUNDEE CORPORATION

Additional information concerning Dundee Corporation, including a copy of the Company's Annual Information Form may be found on SEDAR at www.sedar.com.

Toronto, Ontario

May 10, 2006

DUNDEE CORPORATION

      DUNDEE CORPORATION

         CONSOLIDATED FINANCIAL STATEMENTS

         As at and for the Three Months Ended March 31, 2006

D U N D E E C O R P O R A T I O N
C O N S O L I D A T E D B A L A N C E S H E E T S

As at March 31, 2006 and December 31, 2005
(expressed in thousands of Canadian dollars) (unaudited)

	March 31, 2006	December 31, 2005

ASSETS
Cash and cash equivalents	$377,582	$413,320
Brokerage securities owned	40,137	24,804
Accounts receivable	187,986	250,261
Client accounts receivable	500,160	365,145
Corporate investments (note 3)	407,356	387,374
Deferred sales commissions	155,398	141,266
Capital and other assets	352,615	336,187
Goodwill and other intangible assets (note 4)	454,496	451,283
TOTAL ASSETS	$2,475,730	$2,369,640

LIABILITIES
Bank indebtedness	$17,498	$33,169
Accounts payable and accrued liabilities	189,945	214,289
Brokerage securities sold short	10,136	6,099
Client deposits and related liabilities	522,882	413,380
Income taxes payable	22,109	27,410
Corporate debt (note 5)	474,890	473,100
Future income tax liabilities	89,748	89,142
	1,327,208	1,256,589

NON-CONTROLLING INTEREST	403,628	386,012

SHAREHOLDERS' EQUITY (note 6)
Share capital
Common shares	288,770	287,002
Contributed surplus	4,184	3,813
Retained earnings	454,403	438,926
Foreign currency translation adjustment	(2,463)	(2,702)
	744,894	727,039
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,475,730	$2,369,640
The accompanying notes are an integral part of these consolidated financial statements.

Contingencies and Commitments (note 9)

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DUNDEE CORPORATION

D U N D E E C O R P O R A T I O N
C O N S O L I D A T E D S T A T E M E N T S O F O P E R A T I O N S

For the three months ended March 31, 2006 and 2005
(expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

	March 31, 2006	March 31, 2005
REVENUES
Management and administration fees	$89,919	$66,402
Redemption fees	3,318	3,040
Financial services	107,695	88,280
Real estate revenues	39,165	44,074
Oil and gas sales, net of royalties	-	124
	240,097	201,920
Investment income (note 3)	3,521	2,641
	243,618	204,561

EXPENSES
Selling, general and administrative	68,129	61,132
Variable compensation	70,374	60,455
Trailer service fees	24,243	17,211
Operating costs, real estate	28,192	33,215
Operating costs, oil and gas properties	-	15
	190,938	172,028

OPERATING EARNINGS BEFORE INTEREST,
TAXES AND OTHER NON-CASH ITEMS	52,680	32,533
Amortization of deferred sales commissions	12,393	10,039
Depreciation, depletion and amortization	5,339	2,992
Interest expense	7,391	3,729

OPERATING EARNINGS	27,557	15,773
Share of earnings of equity accounted investees (note 3)	10,321	2,298
Dilution gains	3,547	12,992
Income taxes
Current	(14,398)	(7,233)
Future	(47)	1,403
	(14,445)	(5,830)

Non-controlling interest	(8,520)	(3,007)
NET EARNINGS FOR THE PERIOD	$18,460	$22,226

EARNINGS PER SHARE (note 7)
Basic	$0.74	$0.88
Diluted	$0.69	$0.85
The accompanying notes are an integral part of these consolidated financial statements.

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DUNDEE CORPORATION

D U N D E E C O R P O R A T I O N
C O N S O L I D A T E D S T A T E M E N T S O F C H A N G E S I N S H A R E H O L D E R S' E Q U I T Y

As at and for the three months ended March 31, 2006 and year ended December 31, 2005
(expressed in thousands of Canadian dollars) (unaudited)
				Foreign
				Currency
	Common	Contributed	Retained	Translation
	Shares	Surplus	Earnings	Adjustment	Total
Balance, December 31, 2004	$290,220	$2,253	$367,604	$(2,067)	$658,010
Net earnings for the year	-	-	76,351	-	76,351
Foreign currency translation adjustment	-	-	-	(635)	(635)
Issuance of Class A subordinate shares for cash	424	-	-	-	424
Issuance of Class A subordinate shares
for non-cash consideration	45	-	-	-	45
Stock based compensation	-	1,092	-	-	1,092
Issuance of deferred share units	-	468	-	-	468
Cancellation of options	-	-	(249)	-	(249)
Acquisition of Class A subordinate shares for cancellation	(3,687)	-	(4,662)	-	(8,349)
Costs associated with cancellation of Class A subordinate shares	-	-	(118)	-	(118)
Balance, December 31, 2005	287,002	3,813	438,926	(2,702)	727,039
Net earnings for the period	-	-	18,460	-	18,460
Foreign currency translation adjustment	-	-	-	239	239
Issuance of Class A subordinate shares for cash	38	-	-	-	38
Issuance of Class A subordinate shares
for non-cash consideration	20	-	-	-	20
Stock based compensation	-	231	-	-	231
Issuance of deferred share units	-	140	-	-	140
Exercise of options	2,552	-	-	-	2,552
Cancellation of options	-	-	(1,492)	-	(1,492)
Acquisition of Class A subordinate shares for cancellation	(842)	-	(1,491)	-	(2,333)
Balance, March 31, 2006	$288,770	$4,184	$454,403	$(2,463)	$744,894
The accompanying notes are an integral part of these consolidated financial statements.

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DUNDEE CORPORATION

D U N D E E C O R P O R A T I O N
C O N S O L I D A T E D S T A T E M E N T S O F C A S H F L O W S

For the three months ended March 31, 2006 and 2005
(expressed in thousands of Canadian dollars) (unaudited)

	March 31, 2006	March 31, 2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings for the period	$18,460	$22,226
Non-cash items in net earnings:
Depreciation, depletion and amortization	17,732	13,031
Net investment gains	(914)	(1,330)
Share of unremitted equity earnings	(10,321)	(2,298)
Dilution gains	(3,547)	(12,992)
Future income taxes	47	(1,403)
Non-controlling interest	8,520	3,007
Other	538	2,480
	30,515	22,721
Changes in:
Accounts receivable	68,727	14,853
Accounts payable and accrued liabilities	(22,261)	(11,843)
Bank indebtedness	(15,671)	12,741
Income taxes payable	(5,301)	(5,880)
Brokerage securities owned and sold short, net	(11,296)	113
Client accounts receivable, net of client deposits and related liabilities	(25,513)	(8,530)
Development of land, housing and condominium inventory	(5,322)	3,807
Other real estate working capital	(5,238)	(5,101)
CASH PROVIDED FROM OPERATING ACTIVITIES	8,640	22,881
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in real estate revenue properties	(5,698)	(86)
Investment in other real estate assets	(3,283)	(1,060)
Sales commissions incurred on distribution of mutual funds	(26,525)	(24,762)
Proceeds from dispositions of corporate investments	230	38,868
Acquisitions of corporate investments	(8,838)	(3,780)
Acquisition of non-controlling interest	(1,000)	(1,000)
Cash disbursed in business combinations (note 2)	(3,879)	-
Other	(3,629)	(13,176)
CASH USED IN INVESTING ACTIVITIES	(52,622)	(4,996)
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of shares in subsidiaries to non-controlling shareholders	2,328	48,924
Change in real estate debt	(877)	1,024
Change in corporate debt	7,495	(25,021)
Issuance of Class A subordinate shares, net of issue costs	2,590	98
Acquisition of Class A subordinate shares, net of costs	(2,333)	-
Cancellation of shares in subsidiary	(190)	-
Dividends paid by subsidiaries to non-controlling shareholders	(769)	(454)
CASH PROVIDED FROM FINANCING ACTIVITIES	8,244	24,571
NET (DECREASE) INCREASE IN CASH DURING THE PERIOD	(35,738)	42,456
Cash and cash equivalents, beginning of period	413,320	175,498
CASH AND CASH EQUIVALENTS, END OF PERIOD	$377,582	$217,954
Cash flows from operating activities include the following:
Interest paid	$7,391	$3,729
Taxes paid	$21,595	$14,913
The accompanying notes are an integral part of these consolidated financial statements.

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DUNDEE CORPORATION

DUNDEE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at and for the three months ended March 31, 2006 (tabular dollar amounts in thousands of Canadian dollars, except per share amounts) (unaudited)

1.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

AND BASIS OF PRESENTATION

These interim consolidated financial statements of Dundee Corporation (the "Company" or "Dundee Corporation") have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").  These interim consolidated financial statements follow the same accounting principles and methods of application as those disclosed in note 1 to the Company's audited consolidated financial statements as at and for the year ended December 31, 2005 ("2005 Audited Financial Statements").  The Company's interim consolidated financial statements do not include all disclosures required by GAAP for annual consolidated financial statements and, accordingly, should be read in conjunction with the 2005 Audited Financial Statements.

The preparation of interim consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities, the disclosure of contingencies at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

2.

BUSINESS COMBINATIONS

Harrington Lane Inc. ("Harrington")

On February 28, 2006, Dundee Wealth Management Inc. ("Dundee Wealth"), the Company's 62% owned subsidiary acquired all the outstanding shares of Harrington, a professional advisory company.  Dundee Wealth paid cash of $2,000,000 on closing.  In addition, Dundee Wealth issued 350,000 common shares from its treasury with a stated value of $3,763,000 to the former principal shareholders of Harrington, who have committed themselves to Dundee Wealth under employment contracts.  These common shares are being held in escrow and will be released to the former principal shareholders of Harrington subject to certain conditions of employment, over the next five (5) years.  The aggregate purchase price of $5,763,000 has been deferred and will be charged as a period expense over a five (5) year period.

Central Ontario Financial Group Inc. ("COFG")

Effective January 1, 2006, a subsidiary of Dundee Wealth acquired COFG, an insurance company.  The aggregate purchase price of $2,500,000, together with tax thereon of $1,414,000, has been allocated to customer relationships and has been included with "goodwill and other intangible assets" (note 4) on the Company's consolidated balance sheet and will be amortized over an estimated life of five (5) years.

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DUNDEE CORPORATION

3.

CORPORATE INVESTMENTS

					March 31, 2006		December 31, 2005
	Period End		Non-			Year end
	Ownership	Listed	Quoted	Loans	Total	Ownership	Total
Equity Accounted Investments
Breakwater Resources Ltd.	19%	$40,890	$-	$-	$40,890	18%	$33,502
Dundee Precious Metals Inc.	21%	64,111	-	-	64,111	21%	63,177
Dundee Real Estate Investment Trust (a)	31%	151,460	-	-	151,460	31%	149,305
Other		4,026	3,856	-	7,882		6,703
Marketable Securities		79,118	-	-	79,118		75,945
Other Portfolio Investments		27,420	10,364	26,111	63,895		58,742
		$367,025	$14,220	$26,111	$407,356		$387,374

(a)

Approximately 91% of the Company's interest in Dundee Real Estate Investment Trust ("Dundee REIT") is held through units of Dundee Properties Limited Partnership with the remainder in publicly traded REIT units.  These limited partnership units are convertible, at the Company's option, into units of Dundee REIT on a one-for-one basis.  In order to satisfy the exchange feature of Exchangeable Debentures, the Company has placed approximately 3,300,000 units of Dundee Properties Limited Partnership into escrow.

The estimated fair value of corporate investments as at March 31, 2006, determined using quoted market values for listed securities and carrying values for non-quoted securities and loans, approximates $714,000,000 (December 31, 2005 - $567,000,000).

Corporate Investments Segregated by Business Segment

	March 31, 2006	December 31, 2005
Real estate	$151,460	$149,305
Resources	128,006	118,825
Other investments	127,890	119,244
	$407,356	$387,374

Investment Income and Income from Corporate Investments

For the three months ended March 31,	2006	2005
Interest, dividends and foreign exchange	$2,607	$1,311
Realized investment gains, net	914	1,330
	3,521	2,641
Share of earnings of equity accounted investments	9,442	1,634
Gains from dilutions of interest in equity accounted investments	879	664
	10,321	2,298
	$13,842	$4,939

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DUNDEE CORPORATION

4.

GOODWILL AND OTHER INTANGIBLE ASSETS

			March 31, 2006	December 31, 2005
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
Goodwill	$318,336	$-	$318,336	$318,332
Investment management contracts	105,015	-	105,015	105,015
Funds under administration	30,573	4,585	25,988	26,497
Customer relationships (note 2)	3,914	196	3,718	-
Bank license	1,439	-	1,439	1,439
	$459,277	$4,781	$454,496	$451,283

5.

CORPORATE DEBT

	March 31, 2006	December 31, 2005
Corporate
$150 million - 6.70% senior debentures due September 24, 2007	$149,931	$149,920
$100 million - 5.85% exchangeable unsecured subordinated debentures due June 30, 2015	94,970	95,000
$100 million - revolving term credit facility	89,535	83,591
Other	773	773
Subsidiaries
$22.3 million - revolving term credit facility, subsidiary of Dundee Wealth	5,000	3,300
Mandatorily redeemable preferred shares of Dundee Wealth	-	10,000
Real estate debt, Dundee Realty	126,481	121,168
Income Trusts, subsidiary of Dundee Wealth	8,129	8,313
Other	71	1,035
	$474,890	$473,100

In the first quarter of 2006, Dundee Wealth exercised its conversion right in respect of its mandatorily redeemable preference shares, and converted the amount of $10,000,000 to common shares.

During the first quarter of 2006, a subsidiary of the Company reached an agreement with Multi-Fund Income Trust ("Multi-Fund") to terminate its obligations to Multi-Fund for approximately $1,111,000, subject to adjustment.  The arrangement is subject to approval by Multi-Fund unitholders, which approval is expected during the second quarter of 2006.  At March 31, 2006, the carrying value of the obligation to Multi-Fund was $4,307,000.

6.

SHARE CAPITAL

	SUBORDINATE SHARES		CLASS B SHARES		TOTAL
	Number	Amount	Number	Amount	Number	Amount
Outstanding December 31, 2005	23,907,971	$ 278,770	1,048,416	$ 8,232	24,956,387	$ 287,002
Transactions during the three months ended
March 31, 2006
Redeemed pursuant to issuer bids	(71,110)	(842)	-	-	(71,110)	(842)
Issuance of shares under the
share incentive plan	1,745	58	-	-	1,745	58
Options exercised	161,646	2,552	-	-	161,646	2,552
Conversion from Class B Shares
to Subordinate Shares	11	-	(11)	-	-	-
Outstanding March 31, 2006	24,000,263	$280,538	1,048,405	$8,232	25,048,668	$288,770

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DUNDEE CORPORATION

Substantial Issuer Bid

On December 12, 2005, the Company announced a substantial issuer bid to purchase up to 2,500,000 Subordinate Shares for cash, subject to certain conditions ("the Offer").  The Offer expired on February 6, 2006 at which time a total of 71,110 Subordinate Shares with a stated value of $842,000 were redeemed and subsequently cancelled.  The Company paid $29.50 per share or an aggregate of $2,098,000 to retire the shares.  The excess of the cancellation price of $1,256,000 over the value of stated capital has been recorded as a reduction to retained earnings.  Transaction costs of $235,000 were incurred in respect of the Offer and were recorded as a further reduction to retained earnings.

Share Option Plan

In the first three months of 2006, the Company issued 161,646 shares on the exercise of options at an average price of $15.79 per share, including 54,990 options which were exercised immediately prior to their ten-year expiry date.  In addition, the Company cancelled 150,806 options for cash of $1,492,000, the majority of which had been issued to former senior executives.

7.

EARNINGS PER SHARE

For the three months ended March 31,	2006	2005
Net earnings available to Subordinate Share holders and
Class B Share holders	$18,460	$22,226
Weighted average number of shares outstanding	25,002,410	25,245,745
Basic earnings per share	$0.74	$0.88

Effect of dilutive securities to available net earnings	$(652)	$(305)
Effect of dilutive securities to weighted average number of shares outstanding	862,946	680,045
Diluted earnings per share	$0.69	$0.85

8.

STOCK BASED COMPENSATION

Details of the Company's share incentive plan components are disclosed in note 11 to the 2005 Audited Financial Statements.  The following table details the recognition of stock based compensation expense and the issuance of shares under the Company's share incentive plan during the three months ended March 31, 2006 and 2005.

	First Quarter 2006					First Quarter 2005
	Number		Compensation expense			Number		Compensation expense
	of	Employee	Treasury	Market		of	Employee	Treasury	Market
	Shares	Contributions	Shares	Purchases	Aggregate	Shares	Contributions	Shares	Purchases	Aggregate
Dundee Corporation
Share purchase plan	1,745	$58	$38	$20	$58	2,119	$50	$11	$39	$50
Share option plan	161,646	2,552	-	-	-	5,000	48	-	-	-
Stock option expense over vesting period					231					229
Deferred share unit plan					140					-

Stock based compensation in subsidiaries
before adjusting for non-controlling interest
Dundee Wealth					2,939					2,238
Eurogas Corporation					169					345
Dundee Realty Corporation					16					-
Share of stock based compensation
in equity accounted investees					581					336
			$38	$20	$4,134			$11	$39	$3,198

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DUNDEE CORPORATION

9.

CONTINGENCIES AND COMMITMENTS

There have been no substantive changes to the description and nature of contingencies and commitments from those described in note 12 to the 2005 Audited Financial Statements.

10.SEGMENTED INFORMATION

Segmented Earnings for the three months ended March 31, 2006 and 2005

	Wealth						Other Investments and
	Management		Real Estate		Resources		Corporate Costs		Intersegment			TOTAL
For the three months ended March 31,	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
SEGMENTED OPERATIONS
Revenues	$202,613	$158,312	$39,165	$44,074	$161	$17	$3,110	$3,096	$(1,431)	$(938)	$243,618	$204,561
Expenses	175,349	147,961	33,587	36,200	623	884	8,751	5,499	(2,249)	(1,756)	216,061	188,788
OPERATING EARNINGS (LOSS)	27,264	10,351	5,578	7,874	(462)	(867)	(5,641)	(2,403)	818	818	27,557	15,773
Equity earnings	-	-	2,071	1,538	8,002	541	248	219	-	-	10,321	2,298
EARNINGS (LOSS) BEFORE
UNDERNOTED ITEM	27,264	10,351	7,649	9,412	7,540	(326)	(5,393)	(2,184)	818	818	37,878	18,071
Non-controlling interest	(8,413)	(2,956)	(324)	(362)	217	311	-	-	-	-	(8,520)	(3,007)
NET EARNINGS (LOSS) BEFORE
NON-SEGMENTED ITEMS	18,851	7,395	7,325	9,050	7,757	(15)	(5,393)	(2,184)	818	818	29,358	15,064
Dilution gains											3,547	12,992
Income tax provision											(14,445)	(5,830)
NET EARNINGS (LOSS)	$18,851	$7,395	$7,325	$9,050	$7,757	$(15)	$(5,393)	$(2,184)	$818	$818	$18,460	$22,226

Segmented Assets as at March 31, 2006 and December 31, 2005
Wealth							Other Investments and
Management			Real Estate			Resources	Corporate Costs		Intersegment		TOTAL	TOTAL
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Goodwill	$309,301	$309,297	$-	$-	$-	$-	$9,035	$9,035	$-	$-	$318,336	$318,332
Other assets	1,204,525	1,126,757	543,096	533,360	210,824	203,270	198,949	187,921	-	-	2,157,394	2,051,308
TOTAL ASSETS	$1,513,826	$1,436,054	$543,096	$533,360	$210,824	$203,270	$207,984	$196,956	$-	$-	$2,475,730	$2,369,640

11.SUBSEQUENT EVENTS

Banking Activities

During the first quarter of 2006, the Company agreed to transfer its interest in Dundee Wealth BHC to Dundee Wealth for aggregate cash consideration of approximately $25,000,000, subject to adjustments for costs incurred in Dundee Wealth BHC and its subsidiaries since December 31, 2005.  Dundee Wealth BHC holds a 100% interest in Dundee Wealth Bank, a Canadian federally chartered Schedule I Bank, and a 100% interest in The Dundee Bank, a bank licensed with the Cayman Islands Monetary Authority.  Regulatory approval of the transaction is pending.

Internalization of Property Manager

Subsequent to March 31, 2006, Dundee Realty Corporation ("Dundee Realty"), the Company's 86% owned real estate subsidiary, reached an agreement with a subsidiary of Dundee REIT to sell its 50% interest in Dundee Management Limited Partnership ("DMLP"), a property management and real estate advisory services company to Dundee REIT.  Dundee REIT currently owns the remaining 50% interest in DMLP.

The purchase price is expected to be approximately $13,250,000 and is to be satisfied through the issuance of 500,000 limited partnership units of Dundee Properties Limited Partnership ("DPLP"), each limited partnership unit of which can be converted, at the Company's option, to units of Dundee REIT on a one-for-one basis.  The agreement features a price

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DUNDEE CORPORATION

adjustment formula based upon future acquisitions to be completed by Dundee REIT on or before June 30, 2007, which provides for an adjustment of 50,000 limited partnership units above or below the 500,000 agreed upon.

On closing, 450,000 of the limited partnership units will be issued to Dundee Realty, with the equivalent of 100,000 limited partnership units being held in escrow and will be released to Dundee Realty on June 30, 2007 in accordance with the purchase adjustment formula.

In conjunction with the transaction, DMLP and Dundee Realty have agreed to extend the term of their agreement under which DMLP provides administrative and advisory services to Dundee Realty for an additional five (5) years to June 30, 2013.

Management expects the transaction to close in May 2006, with effect as of May 1, 2006.

Proposed Restructuring of Dundee Realty

Subsequent to the end of the quarter, the two shareholders of Dundee Realty agreed to restructure their holdings in Dundee Realty.  Pursuant to the restructuring, which has not yet been completed, the Company agreed to exchange certain common shares of Dundee Realty for preferred shares, and the non-controlling shareholder agreed to exercise his options to acquire new common shares.  Following these transactions, the non-controlling shareholder's interest in Dundee Realty will be increased to 22%.  In addition, the non-controlling shareholder will be granted an option through the issuance of a class of Dundee Realty shares that will enable him to acquire additional shares of Dundee Realty over a six year period at a cost of approximately $10,700,000, increasing the non-controlling shareholder's interest to 30%, with Dundee Corporation holding 70%.  The option purchase will vest in equal annual installments over the six year period and is subject to the non-controlling shareholder remaining an employee of the Company.  As part of the restructuring, a series of steps will be undertaken such that the Company's interest in Dundee REIT will be separated from Dundee Realty at no cost and transferred into a new, wholly owned subsidiary of Dundee Corporation.

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DUNDEE CORPORATION